July 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Courtney Lindsay, Staff Attorney

Re:	Zhaopin Limited
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed June 21, 2017
File No. 005-88190

Dear Mr. Spirgel and Mr. Lindsay:

On behalf of Zhaopin Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Zhaopin”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 17, 2017 with respect to the Schedule 13E-3, File No. 005-88190 (the “Schedule 13E-3”) filed on June 21, 2017 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed via EDGAR concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement (the “Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via e-mail. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment and the Revised Proxy Statement.

We represent the independent committee (the “Special Committee”) of the board of directors of the Company. To the extent any response relates to information concerning SEEK Limited, SEEK International Investments Pty Ltd., Zebra Mergerco, Ltd., Hillhouse Capital Fund III, L.P., HH RSV-XVIII Holdings Limited, Bella Agent Holding Limited, Bella Agent (Cayman) Holding Limited, FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Capital-A Fund II, L.P., such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

U.S. Securities and Exchange Commission

July 27, 2017

General

1.	With respect to all directors and officers of Zhaopin who are also affiliates of the Buyer Group entities, please provide your supplemental analysis as to why each is not individually engaged in this going private transaction. Your analysis should address each person’s current position with and equity ownership in Zhaopin, their affiliation with the Buyer Group, and their position and equity ownership after the Merger.

We respectfully advise the Staff that, as disclosed in the Revised Proxy Statement, certain directors of the Company are, or previously were, executive officers and/or directors of SEEK Limited, Parent (its wholly owned subsidiary) or other affiliates of SEEK Limited, in addition to serving as directors of the Company.

Specifically, the following directors of the Company may be deemed to be affiliated or associated with SEEK Limited and/or Parent:

•	Mr. Jason Lenga, who served as the Special Advisor to the Chief Executive Officer of SEEK Limited between July 1, 2015 and June 30, 2017 and prior to that served as a senior executive of of SEEK Limited but is currently no longer a director, officer, employee or consultant of SEEK Limited, or any of its affiliates, including Parent, other than in his capacity as a director of the Company;

•	Mr. Nicolas Andre Casboult, who currently serves as the Group Finance Director of SEEK Limited;

•	Mr. Graham Burton Goldsmith, who currently serves as an independent non-executive director and the chair of the audit and risk management committee of SEEK Limited;

•	Mr. Simon David Rosenberg, who served as the Manager of International Operations of SEEK Limited prior to July 3, 2017 but is currently no longer a director, officer, employee or consultant of SEEK Limited or any of its affiliates, including Parent, other than in his capacity as a director of the Company; and

•	Mr. Peter Dobie Everingham, who served as the Managing Director of Parent as well as in various other capacities as an executive officer of certain other affiliates of SEEK Limited (other than Zhaopin and its subsidiaries) prior to January 1, 2017 but is currently no longer a director, officer, employee or consultant of SEEK Limited or any of its affiliates, including Parent, other than in his capacity as chairman of the board of directors of the Company.

Other than the foregoing individuals, there are no other directors or officers of the Company who are affiliated or associated with any of the Buyer Group entities.

In response to the Staff’s comment, we respectfully submit that none of these five directors of the Company can be reasonably viewed as individually having been “engaged,” directly or indirectly, in the Rule 13e-3 going private transaction.

The issue of whether a director is “engaged” in a going private transaction depends “on the facts and circumstances of the transaction,” including whether such director would: (i) “hold a material amount of the surviving company’s outstanding equity securities”; (ii) “occupy seats on the board of [the surviving] company in addition to senior management positions”; or (iii) “otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise).” See the Compliance and Disclosure Interpretations dated January 26, 2009 (“C&DIs”) 201.05. Applying the particular facts and circumstances to the factors listed in the C&DIs demonstrates that none of Messrs. Lenga, Casboult, Goldsmith, Rosenberg and Everingham is “engaged” in the Rule 13e-3 transaction.

U.S. Securities and Exchange Commission

July 27, 2017

As disclosed in the Revised Proxy Statement, none of these directors own any shares, options to purchase shares, or any other securities, of the Company other than:

•	Mr. Lenga, who currently holds 8,000 ADSs (equivalent to 16,000 shares of the Company), representing approximately 0.01% of the shares of the Company currently issued and outstanding;

•	Mr. Casboult, who currently holds 3,000 ADSs (equivalent to 6,000 shares of the Company), representing approximately 0.005% of the shares of the Company currently issued and outstanding;

•	Mr. Goldsmith, who currently holds 18,000 ADSs (equivalent to 36,000 shares of the Company), representing approximately 0.03% of the shares of the Company currently issued and outstanding;

•	Mr. Rosenberg, who currently holds 4,000 ADSs (equivalent to 8,000 shares of the Company), representing approximately 0.007% of the shares of the Company currently issued and outstanding; and

•	Mr. Everingham, who currently holds 10,000 ADSs (equivalent to 20,000 shares of the Company), representing approximately 0.018% of the shares of the Company currently issued and outstanding.

Collectively, the aggregate ownership of shares of the Company held by Messrs. Lenga, Casboult, Goldsmith, Rosenberg and Everingham represents less than 0.08% of the shares of the Company currently issued and outstanding, and all of the shares of the Company (including shares represented by ADSs) held by such individuals will be cashed out in connection with the Merger to the same extent as shares of the Company held by public shareholders, and none of them will continue to own any equity interests of the Surviving Company following the Merger.

Moreover, none of Messrs. Lenga, Casboult, Goldsmith, Rosenberg and Everingham has a substantial or controlling interests in SEEK Limited, and such individuals are or were formerly affiliated or associated with SEEK Limited and/or Parent merely through employment in various capacities as an executive officer or director thereof. None of these individuals are a party to the transaction documents in respect of this going private transaction. The transactions were reviewed and approved by the Special Committee, consisting of two independent directors of the Company, and none of Messrs. Lenga, Casboult, Goldsmith, Rosenberg and Everingham was a member of the Special Committee. None of them participated in the deliberations of the Special Committee nor have any of them been involved in the negotiation of or otherwise “engaged” in this transaction on behalf of Parent, SEEK Limited or any other members of the Buyer Group.

In addition, we have been advised by the Buyer Group that although it is possible that one or more of Messrs. Lenga, Casboult, Goldsmith, Rosenberg and Everingham may serve on the board of directors of the Surviving Company, as of the date of this response letter, no discussions or negotiations have taken place between the such individuals and representatives of Buyer Group or the Company regarding their service on the board of directors of the Surviving Company, and no agreements, arrangements or understandings have thus been reached with any of them regarding the same. Following the Merger, it would remain at the discretion of the Surviving Company’s shareholders as to whether one or more of these directors would serve on the board of directors of the Surviving Company.

Given the above facts, we respectfully submit that none of these individuals is engaged, directly or indirectly, in this going-private transaction.

U.S. Securities and Exchange Commission

July 27, 2017

2.	See our last comment above. We note that under the alternate option treatment, existing affiliates of Zhaopin may receive an equity stake in the surviving entity. Please provide a supplemental analysis as to why each such officer or director is not deemed to be engaged in this going private transaction. Your analysis should address the size of the equity stake each may receive pursuant to the alternate option treatment plan you describe.

We respectfully advise the Staff that, after careful consideration of Rule 13e-3, including the C&DIs 201.01, 201.05 and 201.06, we determined (as further described below) that notwithstanding the fact that Messrs. Evan Sheng Guo, Robert Tianruo Pu, George Weigang Wang and Jeff Ge Wang (the “Management Option Holders”) will be entitled to receive a small equity stake in the Surviving Company following the Merger as a result of the alternative option treatment described in the Proxy Statement, none of these individuals are directly or indirectly “engaged” in this Rule 13e-3 going private transaction within the meaning of Rule 13e-3.

I. Applicable Rule; Overview

As noted in the response to the Staff’s last comment above, the issue of whether a person is “engaged” in a going private transaction depends on the facts and circumstances of the transaction. With respect to management, relevant factors to consider include whether such person would: (i) hold a material amount of the surviving company’s outstanding equity securities; (ii) occupy seats on the board of the surviving company in addition to senior management positions; or (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”). See C&DIs 201.05.

Question 201.01 of the C&DIs states that additional factors to consider in assessing whether management is “engaged” in a 13e-3 transaction include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and representation of management on the board of the acquiror.” Question 201.06 of the C&DIs suggests that a collective 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, might cause management to be deemed to be engaged in that transaction for purposes of Rule 13e-3. For the reasons outlined below, we do not believe that the Management Option Holders are engaged in a “Rule 13e-3 transaction.”

II. Analysis

A.	No material equity ownership by Management Option Holders in Buyer Group or the Surviving Company

Unlike a going private transaction in which management is aligned with the sponsor group and will retain a significant equity interest in the issuer post-transaction, none of the Management Option Holders:

•	holds any equity interest in or is otherwise affiliated or associated with any member of the Buyer Group;

•	currently holds more than 1% of the outstanding voting power of the Company; or

•	following the Merger, will hold, a material equity interest in the Surviving Company.

U.S. Securities and Exchange Commission

July 27, 2017

The table below sets forth certain relevant information in respect of each of the Management Option Holders, including his current position with the Company, his anticipated number of vested and unexercised options to purchase shares of the Company that are held by him and subject to the alternative option treatment, and, as requested by the Staff, the approximate percentage of the total share capital of the Surviving Company he will own following the Merger:

	Evan Sheng Guo	Robert Tianruo Pu	George Weigang Wang	Jeff Ge Wang
Current position with the Company	Director; Chief Executive Officer	Chief Financial Officer	Vice President	Vice President
Affiliation with Buyer Group	None	None	None	None
Number of vested options which are subject to the alternative option treatment	2,960,000	0	87,050	33,000
Weighted average exercise price per share	$2.69	$0	$2.8	$3.64
Aggregate cash payable in respect of such vested options if not for alternative option treatment	$18,968,000	$0	$548,415	$180,300
Anticipated ownership percentage of the Surviving Company following the Merger	2.07%	0%	0.06%	0.02%

Each Management Option Holder’s separate interest in this transaction arises solely from the alternative option treatment, which provides that all vested and unexercised options to purchase shares of the Company held by both Evan Sheng Guo, a director and the chief executive officer of the Company, and Robert Tianruo Pu, the chief financial officer of the Company, and 50% of the vested and unexercised options to purchase shares of the Company held by each of George Weigang Wang and Jeff Ge Wang, each a vice president of the Company, will be canceled at the effective time of the Merger, and in lieu of cash consideration payable to the Management Option Holders in respect thereof, as soon as practicable following the Merger and subject to the satisfaction of all applicable Chinese foreign exchange rules, such vested and unexercised options purchase shares of the Company will automatically convert into vested options and/or other equity securities of the Surviving Company or a subsidiary thereof with substantially equivalent economic value based on the value of the cash payment such individuals would have received in the Merger had it not been for such alternative option treatment, at an equity valuation of the Surviving Company implied by US$9.10 per ordinary share (which amount represents the Per Share Merger Consideration plus the per Share Special Dividend).

As disclosed in the section of the Revised Proxy Statement entitled “Special Factors—Interests of Certain Persons in the Merger,” collectively, the aggregate ownership of equity interests of the Surviving Company that will be held by the Management Option Holders following the Merger after giving effect to the alternative option treatment will represent less than 2.2% of the Surviving Company on an as converted and fully diluted basis. This resulting interest in the Surviving Company would be de minimis—significantly below the 20% threshold indicated in Section 201.06 of the C&DIs—and clearly would not constitute control.

U.S. Securities and Exchange Commission

July 27, 2017

B.    None of the Management Option Holders have agreements or arrangements to hold a seat on the Surviving Company’s board of directors

Following the consummation of the Merger, the Surviving Company will be a wholly owned subsidiary of the Buyer Group and will be controlled by Parent. While we have been advised that each Management Option Holder who remains employed by the Surviving Company in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the Surviving Company after the Merger, each such Management Option Holder will be subject to the direction of the Surviving Company’s board of directors and will serve at the pleasure of such board of directors. Each Management Option Holder has a specifically defined and limited area of responsibility with respect to the Company and, we have been advised, will have a similarly defined and limited area of responsibility with respect to the Surviving Company. Additionally, the Merger Agreement provides that the existing board of directors of the Company will be replaced as of the Closing, and, we have been advised, the Buyer Group has not entered into any agreements or arrangements with any of the Management Option Holders regarding their serving on the board of directors of either the Surviving Company or any of the Buyer Group entities.

C.     None of the Management Option Holders have agreements or arrangements with the Buyer Group regarding employment by or equity participation in the Surviving Company

Except for the alternative option treatment described above, no agreement, arrangement or understanding exists between members of the Buyer Group or their respective affiliates and the Management Option Holders regarding their employment by, or equity participation in, the Surviving Company or any of the Buyer Group entities.

The alternative option treatment was decided and implemented by the board of directors of the Company pursuant to the authority and discretion of the board of directors of the Company provided under the Share Incentive Plans and the applicable individual option grants issued thereunder. No member or representative of the Buyer Group entered into any binding agreement with the Company or any of the Management Option Holders relating to or in connection with the alternative option treatment.

While representatives of the Buyer Group have indicated that the Buyer Group and its affiliates will consider providing equity participation in the Surviving Company to members of management of the Surviving Company following the consummation of the Merger, as of the date of the filing of the Proxy Statement and as of the date of this response letter, the Buyer Group has advised us that no agreement, arrangement or understanding exists between any of the members of the Buyer Group or their respective affiliates and the Management Option Holders regarding the right to participate in any potential equity incentive plan or program or otherwise invest in the equity of, the Surviving Company or any of the Buyer Group entities.

In addition, we have been advised by the Buyer Group that although it is possible that the Management Option Holders will enter into arrangements with the Surviving Company or its affiliates regarding the terms of employment (and severance arrangements), no discussions or negotiations for ongoing employment agreements or arrangements have taken place between the Management Option Holders and representatives of Buyer Group, and no agreements, arrangements or understandings have thus been reached. The fact that representatives of the Buyer Group have not entered into any agreements with respect to the terms of their employment (which is one of the potential factors discussed under the C&DIs) is strong evidence of the lack of the Management Option Holders’ ability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Unaffiliated Security Holders.

D.	No significant increases in consideration for Management Option Holders

Other than the right to receive the Merger Consideration (or payment to cash out equity awards based thereon) as set forth in the Merger Agreement, and the de minimis equity interest in the Surviving Company that the Management Option Holders will be entitled to receive in lieu of cash payment on certain of their vested and unexercised options in connection with the alternative option treatment (which equity interest will represent substantially equivalent economic value as the cash payment such individuals would have received in the Merger had it not been for such alternative option treatment), there are no current plans or arrangements under which the Management Option Holders will receive additional consideration or remuneration from the Surviving Company or the Buyer Group in connection with the Merger or otherwise.

U.S. Securities and Exchange Commission

July 27, 2017

E.	Other Relevant Factors

The Merger was negotiated under the direction and supervision of the Special Committee comprised of two independent directors of the Company. None of the Management Option Holders was a member of the Special Committee; none of them participated in the deliberations of the Special Committee; and none of them have been involved in the negotiation of or otherwise engaged in this transaction on behalf of Parent, SEEK Limited or any other members of the Buyer Group.

In summary, we respectfully submit that the Management Option Holders should not be characterized as affiliates engaged in a 13e-3 transaction because (i) such persons individually or collectively are not expected to hold a material amount of the Surviving Company’s equity securities, (ii) none of the members of the Buyer Group have entered into any agreements or arrangements with such persons regarding their serving on the board of the Surviving Company and (iii) such persons are not expected to otherwise be in a control relationship with the Surviving Company. Accordingly, such individuals have not been added as filing persons on the Amendment.

3.	We note the disclosure that SEEK engaged Zhenpin Ltd. as a third party “strategic consultant” to assist SEEK in evaluating transactions involving the Company. That process culminated in the current going private Merger, but also involved the consideration of other alternative proposals detailed in the Background section of this disclosure document. It appears that any reports, opinions or appraisals prepared by Zhenpin from 2015 when it made contact with SEEK through the present time would be covered within the purview of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. This would include written as well as oral reports. Please provide the disclosure as to Zhenpin required by Item 1015 and summarize in considerable detail any written or oral reports received by SEEK or its affiliates in connection with this process. Note that any written materials received must also be filed as exhibits to the Schedule 13E-3.

We respectfully submit that representatives of SEEK Limited have indicated to us that Zhenpin was engaged by SEEK Limited primarily to help SEEK Limited identify reputable financial and/or strategic partners in China that would consider participating with SEEK Limited and Parent, its wholly owned subsidiary, in connection with a potential transaction involving the Company. In addition, representatives of SEEK Limited have advised us that while Zhenpin assisted SEEK Limited in comparing the terms of the proposals that it received from other parties as detailed in the section of the Revised Proxy Statement entitled “Special Factors— Background of the Merger,” Zhenpin did not provide SEEK Limited or any other member of the Buyer Group with any reports, opinions or appraisals, whether written or oral, from the time when its representatives first made contact with SEEK Limited through the date of the filing of the Proxy Statement and as of the date of this response letter, which would be covered within the purview of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. The summary of all of the material communications between SEEK Limited and Zhenpin has already been included in the Schedule 13e-3.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that the Buyer Group did not receive any independent reports, opinions or appraisals from Zhenpin relating to the consideration or the fairness of the consideration to be offered to Unaffiliated Security Holders or the fairness of the Merger to the Company or Unaffiliated Security Holders. Please refer to the updated disclosure on page 41 to the Revised Proxy Statement.

Special Factors, page 23

Background of the Merger, page 23

4.	Please expand the Background of the Merger section to explain in sufficient detail why certain proposals were not pursued. For example, we note that at page 23, you state that Strategic Company A was primarily interested in a business combination that such a position was not preferred by the Company, but you do not explain why.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 23 and 24 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

July 27, 2017

5.	See our last comment above. Your expanded discussion should also address the reasons for the structure of this transaction. For example, we note the disclosure that if the Merger is not approved by shareholders, after the Ridgegate Purchase, the Buyer Group may effect a squeeze out merger that would not be subject to a shareholder vote.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 57 of the Revised Proxy Statement.

6.	Refer to the second paragraph in this section and Item 1013 of Regulation M-A. Describe the alternate kinds of transactions presented by Zhenpin and considered by the filing persons (rather than the alternate proposal received and rejected or abandoned). Explain why each alternate kind of transaction was not pursued.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 23 of the Revised Proxy Statement.

7.	Please clarify why Hillhouse and FountainVest contacted the company to propose an equity purchase and how, if true, the entities became aware that the Company was interested in participating in such a transaction.

We respectfully advise the Staff that, as indicated in the “Background of the Merger” section of the Proxy Statement, the Company issued a press release on January 19, 2016 with respect to the First Proposal and the transaction proposed therein. Shortly after the Company issued the press release, on January 22, 2016, representatives of Hillhouse contacted SEEK to explore the possibility of collaboration on such proposed transaction. These discussions were preliminary and did not progress beyond a very exploratory phase. On February 3, 2016, representatives of FountainVest separately contacted SEEK to indicate its interest in exploring the feasibility of a potential transaction involving the Company. As discussed in the “Background of the Merger” section, at the time, SEEK determined not to have any in-depth discussions with FountainVest relating to any terms of any understanding or agreement with respect to any potential transaction involving the Company.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 25 and 26 of the Revised Proxy Statement.

8.	Explain in more detail why the Second Proposing Buyer Group decided not to proceed with its proposed transaction as you indicate on page 27.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

9.	Expand your disclosure on page 33 to describe in detail the March 31, 2017 discussions the Special Committee and Duff & Phelps had with respect to the Buyer Group’s proposal.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 33 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

July 27, 2017

10.	Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A specifically require each filing person to express a position to unaffiliated shareholders as to the fairness of the going private transaction. Also, the Buyer Group has expressed an opinion that the Merger is procedurally and substantively fair to that group. Therefore, please delete or modify the following statement on page 41 of the proxy statement: “Furthermore, none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the Merger to the Company’s Unaffiliated Security Holders.”

In response to the Staff’s comment, we have revised the Proxy Statement to delete the statement that none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the Merger to the Company’s Unaffiliated Security Holders. Please refer to page 41 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee, page 35

11.	Each filing person must explain its reasons for the Merger, including for undertaking the transaction at this time. See Item 1013 of Regulation M-A. Note that conclusory statements about undertaking the transaction to acquire the entire equity interest in the Company do not satisfy the requirements of Item 1013.

We respectfully advise the Staff that the reasons each of the filing persons have decided to undertake the Merger at this time have already been addressed in the Proxy Statement. Please refer to:

•	the paragraph beginning with “The Special Committee and the Board also considered the purposes and reasons for the Company to undertake the Merger at this time and concluded that” on page 40 of the Revised Proxy Statement;

•	the sentences beginning with “In light of the Buyer Group’s evaluation of the competitive landscape and the challenges faced by the Company as described above, including the pressure on the Company’s operating and financial performance as a result of the recent economic slowdown in China,” on page 57 of the Revised Proxy Statement; and

•	the paragraph beginning with “[t]he Company has determined to undertake the Merger at this time” on page 58 of the Revised Proxy Statement.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify the reasons for each member of the Buyer Group to undertake the Merger at this particular time. Please refer to page 57 of the Revised Proxy Statement.

12.	In addressing the reasons for recommending this transaction at this time, the board and special committee note that “unlike in 2014” when the Company went public, the benefits of being a U.S. public reporting company no longer justify the burdens of being public. Explain specifically what factors changed between 2014 and now to support this assertion.

The Company respectfully advises the Staff that, at the time of the Company’s initial public offering, the Company needed to obtain significant equity financing to recapitalize its capital structure, which was heavily leveraged with third party debt. The Special Committee and the Board believe that the Company no longer requires this access to equity capital, in view of its reduced leverage. At present, the Company is generating positive cash flow and therefore does not require the same access to capital, in view of its reduced leverage. The Special Committee and the Board believe that there has been a reduction in interest by US investors in investing in the Company and similarly situated China-based issuers such that, at this time, the U.S. public equity markets do not provide an adequate platform for the Company to raise capital on reasonable terms. Furthermore, the Special Committee and the Board determined that certain of the expected benefits of being a public company did not materialize in the manner that the Company had anticipated, particularly with respect to the trading volume of ADSs (which has historically been low since the time of the Company’s initial public offering) and the resulting lack of liquidity for the Company’s shareholders.

U.S. Securities and Exchange Commission

July 27, 2017

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 36 and 40 of the Revised Proxy Statement.

Material PRC Income Tax Consequences, page 78

13.	Tell us whether the Company intends on withholding consideration from stockholders due to the uncertainty relating to possible PRC income taxes.

We respectfully advise the Staff that none of the filing persons intend to withhold any PRC taxes on the Merger Consideration or the Special Dividend provided to non-PRC resident shareholders of the Company in connection with the Merger. Please refer to the updated disclosure on page 78 of the Revised Proxy Statement.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact David Michaels at (650) 335-7258.

Sincerely,

FENWICK & WEST LLP

/s/ David Michaels
David Michaels

cc:

Robert Pu

Chief Financial Officer

Zhaopin Limited

Gordon K. Davidson, Esq.

Ken Myers, Esq.

Fenwick & West LLP

Nima Amini, Esq.

O’Melveny & Myers LLP

Akiko Mikumo, Esq.

Weil, Gotshal & Manges LLP

Douglas C. Freeman, Esq.

Victor Chen, Esq.

Paul Hastings